FILED BY SIRONA DENTAL SYSTEMS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933,
AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
SUBJECT COMPANY: SIRONA DENTAL SYSTEMS, INC.

COMMISSION FILE NO. 000-22673

Sirona Reports Fiscal 2015 Fourth Quarter and Full Year Results

•	Fourth quarter revenues of $304.9 million, up 18.0% local currency* and 5.1% reported compared to prior year.

•	Fourth quarter diluted earnings per share of $0.80 on a GAAP basis compared to $0.76 in the prior year. Fourth quarter non-GAAP adjusted EPS* of $1.12, up 20.4% compared to $0.93 in the prior year.

•	On September 15, 2015, Sirona and DENTSPLY International Inc. entered into an Agreement and Plan of Merger expected to close in the first calendar quarter of 2016.

Long Island City, New York, November 20, 2015 – Sirona (Nasdaq: SIRO), the dental technology leader, today announced its financial results for the quarter and year ended September 30, 2015.

Fourth Quarter Fiscal 2015 vs. Fourth Quarter Fiscal 2014 Financial Results

Revenue was $304.9 million, an increase of $14.9 million or up 5.1% (and up 18.0% on a local currency basis). In local currencies, internally generated sales increased 14.1% and acquisition growth was 3.9%. The Company's business segments performed as follows: Instruments increased 15.9% (up 35.1% on a local currency basis), CAD/CAM Systems increased 11.1% (up 23.2% on a local currency basis with internally generated sales growth of 12.2% and acquisition growth of 11.0%), Imaging Systems increased 2.2% (up 11.5% on a local currency basis), and Treatment Centers decreased 4.8% (up 11.7% on a local currency basis).

Revenue in the United States increased 34.2% and revenues outside the United States decreased 4.4% (up 12.6% local currency). U.S. revenues generated internal sales growth of 18.4% driven by strong demand for our CAD/CAM Systems and Imaging products and acquisition growth of 15.8%. Sales growth in international markets was driven by strength in Europe and tender business in the Middle East.

Gross profit was $166.9 million, up $7.0 million. Gross profit margin was 54.7% in the fourth quarter of Fiscal 2015, compared to 55.1% in the prior year. The change in gross profit margin as a percent of sales was mainly driven by product and regional sales mix.

* Non-GAAP adjusted EPS and local currency growth and results are non-GAAP financial measures that exclude certain items. Please refer to “Reconciliation of GAAP and non-GAAP Information (unaudited)” in the attached exhibits for a description of these items.

Net income attributable to Sirona Dental Systems, Inc. for the fourth quarter of 2015 was $45.4 million, or $0.80 per diluted share, versus $42.7 million, or $0.76 per diluted share in the prior year period. Non-GAAP adjusted earnings per diluted share for the fourth quarter of 2015 was $1.12 compared to $0.93 in the prior year quarter, or an increase of 20.4%. A reconciliation of the non-GAAP measure to earnings per share calculated on a GAAP basis is provided in the attached table.

At September 30, 2015, the Company had cash and cash equivalents of $517.8 million and total debt of $80.2 million, resulting in net cash of $437.6 million. This compares to net cash of $303.3 million at September 30, 2014.

Jeffrey Slovin, President and CEO of Sirona commented: “We achieved very strong fiscal fourth quarter results driven by double digit growth in each one of our segments. We generated 14% organic revenue growth in local currencies driven by robust growth in the U.S., Europe and Rest of World. We delivered strong earnings leverage, with over 20% adjusted EPS growth.”

Mr. Slovin continued: “Our strong fourth quarter was the culmination of an outstanding fiscal 2015. Sirona delivered on its most challenging strategic objectives throughout the year including a record IDS, a highly successful CEREC 30, and signed a definitive agreement to merge with DENTSPLY, the world’s largest manufacturer of consumable dental products for the professional dental market. We firmly believe we have put the company in the best position in its history for building long-term shareholder value.”

Fiscal 2015 vs. Fiscal 2014 Financial Results

Revenue was $1,161.3 million, a decrease of $9.8 million or down 0.8% (and up 9.8% on a local currency basis). In local currencies, internally generated sales increased 8.8% and acquisition growth was 1.0%. The Company's business segments performed as follows: CAD/CAM Systems increased 2.1% (up 12.1% on a local currency basis with internally generated sales of 9.4% and acquisition growth of 2.7%), Instruments decreased 1.6% (up 14.1% on a local currency basis), Imaging Systems decreased 2.1% (up 4.9% on a local currency basis), and Treatment Centers decreased 3.8% (up 11.8% on a local currency basis).

Revenue in the United States increased 9.2%, and revenues outside the United States decreased -5.1% (up 10.0% local currency). U.S. revenues generated internal sales growth of 6.0% as a result of strong demand for our CAD/CAM Systems and Imaging products. Sales growth in international markets was driven by strength in both Europe and Rest of World.

Gross profit was $648.2 million, up $6.5 million. Gross profit margin was 55.8% in Fiscal 2015, compared to 54.8% in the prior year. The improvement in the gross profit margin was mainly due to the benefit of foreign exchange effects as well as reduced amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets.

Net income attributable to Sirona Dental Systems, Inc. for Fiscal 2015 was $186.2 million, or $3.30 per diluted share, versus $175.7 million, or $3.13 per diluted share in the prior year. Non-GAAP adjusted earnings per diluted share for Fiscal 2015 was $3.98 compared to $3.67 in the prior fiscal year, or an increase of 8.4%. A reconciliation of the non-GAAP measure to earnings per share calculated on a GAAP basis is provided in the attached table.

Merger Update

On September 15, 2015, Sirona and DENTSPLY International Inc. entered into an Agreement and Plan of Merger and announced a merger of equals between the two companies. Mr. Slovin commented, "We are actively pursuing the regulatory and shareholder approvals required to complete the merger and expect the transaction to close in the first calendar quarter of 2016. The merger creates THE Dental Solutions Company and best positions us to build long-term shareholder value.”

Conference Call/Webcast Information

Sirona will hold a conference call to discuss its financial results at 8:30 a.m. Eastern Time on November 20, 2015. The teleconference can be accessed by calling +1-855-793-2460 (domestic) or +1-631-485-4924 (international) using passcode # 60880988. The webcast will be available via the Internet at http://ir.sirona.com, and a presentation relating to the call will be available on our website. A replay of the conference call will be available through December 4, 2015 by calling +1-855-859-2056 (domestic) or +1-404-537-3406 (international) using passcode #60880988. A web archive will be available for 30 days at www.sirona.com.

About Sirona Dental Systems, Inc.

Sirona, the dental technology leader, has served dealers and dentists worldwide for more than 130 years. Sirona develops, manufactures, and markets a complete line of dental products, including CAD/CAM restoration systems (CEREC), digital intra-oral, panoramic and 3D imaging systems, dental treatment centers, and handpieces. Visit http://www.sirona.com for more information about Sirona and its products.

Contact information:

Joshua Zable

Vice President, Investor Relations

+1-718-482-2184

joshua.zable@sirona.com

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of DENTSPLY International Inc. (“DENTSPLY”) and Sirona Dental Systems Inc. (“Sirona”). Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between DENTSPLY and Sirona, including future financial and operating results; DENTSPLY’s and Sirona’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to DENTSPLY and Sirona and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between DENTSPLY and Sirona, these factors could include, but are not limited to: the risk that DENTSPLY or Sirona may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the dental and medical device markets; unexpected changes relating to competitive factors in the dental and medical devices industries; the timing, success and market reception for DENTSPLY’s and Sirona’s new and existing products; the possibility of new technologies outdating DENTSPLY’s or Sirona’s products; the outcomes of any litigation; continued support of DENTSPLY’s or Sirona’s products by influential dental and medical professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in DENTSPLY’s and Sirona’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond DENTSPLY’s or Sirona’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither DENTSPLY nor Sirona undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per DENTSPLY share or Sirona share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per DENTSPLY share or Sirona share, as applicable. Neither DENTSPLY nor Sirona gives any assurance (1) that either DENTSPLY or Sirona will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning DENTSPLY, Sirona, the proposed transaction, the combined company or other matters and attributable to DENTSPLY or Sirona or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between DENTSPLY and Sirona or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between DENTSPLY and Sirona will be submitted to the respective stockholders of DENTSPLY and Sirona for their consideration. In connection with the proposed transaction between DENTSPLY and Sirona, on October 29, 2015, DENTSPLY filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of DENTSPLY and Sirona that also constitutes a preliminary prospectus of DENTSPLY. These materials are not yet final and will be amended. After such time as the registration statement on Form S-4 has been declared effective by the SEC, DENTSPLY and Sirona will mail the joint proxy statement/prospectus to their respective stockholders when it becomes final.. DENTSPLY and Sirona also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which DENTSPLY or Sirona may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DENTSPLY AND SIRONA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS ONCE IT IS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENTSPLY, SIRONA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DENTSPLY and Sirona, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. DENTSPLY and Sirona make available free of charge at www.dentsply.com and www.sirona.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

DENTSPLY, Sirona, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of DENTSPLY and Sirona in connection with the proposed transaction. Information about the directors and executive officers of Sirona is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 28, 2015. Information about the directors and executive officers of DENTSPLY is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 10, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIRONA DENTAL SYSTEMS, INC.

AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME

	(Unaudited)
	Three months ended		Year ended
	September 30,		September 30,
(In millions, except for share and per share amounts)	2015	2014	2015	2014
REVENUE	$304.9	$290.0	$1,161.3	$1,171.1
Cost of goods sold	(138.0)	(130.1)	(513.1)	(529.4)
GROSS PROFIT	166.9	159.9	648.2	641.7
Selling, general and administrative expense	(90.2)	(87.6)	(344.1)	(350.9)
Research and development expense	(12.9)	(16.5)	(54.8)	(64.6)
Net other operating income (loss)	1.3	2.5	9.0	11.9
OPERATING INCOME	65.1	58.3	258.3	238.1
Gain (loss) on foreign currency transactions	(11.5)	(1.9)	(17.9)	(0.3)
Gain (loss) on derivative instruments	-	(1.1)	1.7	(2.5)
Interest income (expense)	(1.5)	(0.5)	(4.2)	(2.9)
Other income (expense)	5.6	(0.5)	5.0	(2.0)
INCOME BEFORE TAXES	57.7	54.3	242.9	230.4
Income tax benefit (expense)	(12.2)	(11.6)	(54.8)	(53.0)
NET INCOME	45.5	42.7	188.1	177.4
Net (income) loss attributable to noncontrolling interests	(0.1)	-	(1.9)	(1.7)
NET INCOME ATTRIBUTABLE TO SIRONA DENTAL SYSTEMS, INC.	$45.4	$42.7	$186.2	$175.7

INCOME PER SHARE (attributable to Sirona Dental Systems, Inc. common shareholders)
Basic	$0.81	$0.78	$3.35	$3.18
Diluted	$0.80	$0.76	$3.30	$3.13
Weighted average shares - basic	55,874,148	55,354,123	55,640,225	55,269,606
Weighted average shares - diluted	56,443,495	56,231,557	56,377,863	56,203,970

SIRONA DENTAL SYSTEMS, INC.

AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,
(In millions, except for share and par value amounts)	2015	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$517.8	$382.8
Restricted cash	0.6	0.8
Accounts receivable, net of allowance for doubtful accounts of $1.4 and $2.4, respectively	154.9	115.6
Inventories, net	129.4	123.4
Deferred tax assets	26.0	29.7
Prepaid expenses and other current assets	33.7	26.8
Income tax receivable	14.2	8.0
TOTAL CURRENT ASSETS	876.6	687.1
Property, plant and equipment, net of accumulated depreciation of $191.4 and $171.3, respectively	208.3	221.0
Goodwill	585.9	629.3
Restricted cash	0.5	-
Intangible assets, net of accumulated amortization	216.8	252.8
Other non-current assets	3.3	5.3
Deferred tax assets	10.9	15.5
TOTAL ASSETS	$1,902.3	$1,811.0

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable	$65.3	$59.9
Short-term financial liabilities	23.1	1.5
Income taxes payable	14.8	6.1
Deferred tax liabilities	0.7	2.2
Accrued liabilities and deferred income	191.2	167.6
TOTAL CURRENT LIABILITIES	295.1	237.3
Long-term financial liabilities	57.1	78.0
Deferred tax liabilities	100.5	111.8
Other non-current liabilities	21.5	25.1
Pension related provisions	62.4	71.7
Deferred income	24.8	25.9
TOTAL LIABILITIES	561.4	549.8
COMMITMENTS & CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock ($0.01 par value; 5,000,000 shares authorized;	0	0
none issued and outstanding)
Common stock ($0.01 par value; 95,000,000 shares authorized;	0.6	0.6
58,367,468 shares issued; 55,895,969 shares outstanding at Sep. 30, 2015; 57,776,336 shares issued; 55,364,617 shares outstanding at Sept. 30, 2014
Additional paid-in capital	702.6	697.9
Treasury stock, at cost	(132.0)	(126.8)
2,471,499 shares held at cost at Sep. 30, 2015; 2,411,719 shares held at cost at Sept. 30, 2014
Retained earnings	946.1	759.9
Accumulated other comprehensive income (loss)	(179.1)	(72.8)
TOTAL SIRONA DENTAL SYSTEMS, INC. SHAREHOLDERS' EQUITY	1,338.2	1,258.8
NONCONTROLLING INTERESTS	2.7	2.4
TOTAL SHAREHOLDERS' EQUITY	1,340.9	1,261.2
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$1,902.3	$1,811.0

SIRONA DENTAL SYSTEMS, INC.

AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
(In millions)	2015	2014	2013
OPERATING ACTIVITIES
NET INCOME	$188.1	$177.4	$148.5
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Depreciation and amortization	69.8	76.3	75.6
(Gain) loss on derivative instruments and foreign currency transactions	16.2	2.8	12.0
Deferred income taxes	1.9	(13.8)	(2.7)
Share-based compensation expense	13.7	12.2	12.8
Other adjustments	0.5	(1.3)	0.6
TOTAL ADJUSTMENTS TO RECONCILE NET INCOME TO OPERATING CASH FLOWS	102.1	76.2	98.3
CHANGES IN ASSETS AND LIABILITIES
Accounts receivable	(49.9)	20.5	(13.2)
Inventories	(23.8)	(24.9)	(26.8)
Trade accounts payable	11.2	(9.5)	16.4
Other current and non-current assets	(11.4)	2.9	(15.3)
Other current and non-current liabilities	20.4	14.3	30.5
Current income taxes	2.5	(8.5)	(6.4)
EFFECT OF CHANGES IN ASSETS AND LIABILITIES ON OPERATING CASH FLOWS	(51.0)	(5.2)	(14.8)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	239.2	248.4	232.0
INVESTING ACTIVITIES
Investment in property, plant and equipment	(52.8)	(93.7)	(70.7)
Proceeds from sale of property, plant and equipment	0.9	1.1	0.1
Purchase of intangible assets	(0.5)	(0.5)	(1.2)
Acquisition of business, net of cash acquired	(18.5)	-	(35.0)
Sale of business, net of cash sold	-	11.5	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$(70.9)	$(81.6)	$(106.8)

SIRONA DENTAL SYSTEMS, INC.

AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
(In millions)	2015	2014	2013
FINANCING ACTIVITIES
Repayments of short-term and long-term debt	$(0.1)	$-	$(0.1)
Purchase of treasury stock	(5.2)	(14.8)	(42.9)
Purchase of shares from noncontrolling interest	-	-	(1.4)
Dividend distributions to noncontrolling interest	(1.3)	(1.5)	(1.4)
Common shares issued under share based compensation plans	4.2	6.8	7.9
Tax effect of common shares issued under share based compensation plans	(10.2)	(0.5)	(0.2)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(12.6)	(10.0)	(38.1)
CHANGE IN CASH AND CASH EQUIVALENTS	155.7	156.8	87.1
Effect of exchange rate change on cash and cash equivalents	(20.7)	(15.7)	3.5
Cash and cash equivalents at beginning of period	382.8	241.7	151.1
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$517.8	$382.8	$241.7

SUPPLEMENTAL INFORMATION
GENERAL
Interest paid	$3.7	$2.7	$2.8
Interest capitalized	0.3	0.4	0.2
Income taxes paid	40.3	60.3	65.7

ACQUISITION OF BUSINESS
Current assets	$3.7	$-	$5.2
Non-current assets	25.1	-	61.2
Current liabilities	(4.8)	-	(7.8)
Non-current liabilities	(5.4)	-	(12.0)
	18.6	-	46.6
Cash paid	(18.6)	-	(36.7)
Settlement of balances	-	-	(4.5)
Fair value of liabilities incurred	$-	$-	$5.4

Reconciliation of GAAP and Non-GAAP Information (unaudited)

HISTORICAL

Non-GAAP Adjusted Net Income Financial Measures

(unaudited)

Non-GAAP Financial Measures (GAAP reconciliation)	Three months ended
	September 30, 2015
(In millions, except for per share and percent amounts)	Pre Tax	Tax Impact*	After Tax	Per Diluted Share
GAAP net income attributable to Sirona Dental Systems, Inc. shareholders			$45.4	$0.80
Adjustments
Amortization and depreciation expense resulting from the step-up to fair values of intangible assets related to past business combinations	$6.3	$1.3	5.0
(Gain) loss on foreign currency transactions, net	11.5	2.6	8.9
Other items:
Merger and acquisition-related expenses	3.1	0.7	2.4
Management Transition	0.1	0.0	0.1
Discrete tax items	1.2	-	1.2
Non-GAAP adjusted net income attributable to Sirona Dental Systems, Inc. shareholders			$63.0	$1.12

* tax impact calculated using estimated effective tax rate of 22.1%

Non-GAAP Financial Measures (GAAP reconciliation)	Three months ended
	September 30, 2014
(In millions, except for per share and percent amounts)	Pre Tax	Tax Impact*	After Tax	Per Diluted Share
GAAP net income attributable to Sirona Dental Systems, Inc. shareholders			$42.7	$0.76
Adjustments
Amortization and depreciation expense resulting from the step-up to fair values of intangible assets related to past business combinations	$8.6	$1.8	6.8
(Gain)/loss on foreign currency transactions, net	1.9	0.8	1.1
(Gain)/loss on derivative instruments	1.1	-	1.1
Other items:
Management Transition	0.4	0.1	0.3
Non-GAAP adjusted net income attributable to Sirona Dental Systems, Inc. shareholders			$52.0	$0.93

* tax impact calculated using estimated effective tax rate of 21.8%

Reconciliation of GAAP and Non-GAAP Information (unaudited)

HISTORICAL

Non-GAAP Adjusted Net Income Financial Measures

(unaudited)

Non-GAAP Financial Measures (GAAP reconciliation)	Year ended
	September 30, 2015
(In millions, except for per share and percent amounts)	Pre Tax	Tax Impact*	After Tax	Per Diluted Share
GAAP net income attributable to Sirona Dental Systems, Inc. shareholders			$186.2	$3.30
Adjustments
Amortization and depreciation expense resulting from the step-up to fair values of intangible assets related to past business combinations	$26.3	$5.9	20.4
(Gain)/loss on foreign currency transactions, net	17.9	4.0	13.9
(Gain)/loss on derivative instruments	(1.7)	(0.4)	(1.3)
Other items:
Merger and acquisition-related expenses	4.6	1.0	3.6
Management Transition	0.8	0.2	0.6
Discrete tax items	1.2	-	1.2
Non-GAAP adjusted net income attributable to Sirona Dental Systems, Inc. shareholders			$224.5	$3.98

* tax impact calculated using estimated effective tax rate of 22.6%

Non-GAAP Financial Measures (GAAP reconciliation)	Year ended
	September 30, 2014
(In millions, except for per share and percent amounts)	Pre Tax	Tax Impact*	After Tax	Per Diluted Share
GAAP net income attributable to Sirona Dental Systems, Inc. shareholders			$175.7	$3.13
Adjustments
Amortization and depreciation expense resulting from the step-up to fair values of intangible assets related to past business combinations	$35.7	$8.2	27.5
(Gain)/loss on foreign currency transactions, net	0.3	0.1	0.2
(Gain)/loss on derivative instruments	2.5	0.6	1.9
Other items:
Management Transition	3.3	0.8	2.5
One-time gain on sale of certain operating assets	(1.9)	(0.4)	(1.5)
Non-GAAP adjusted net income attributable to Sirona Dental Systems, Inc. shareholders			$206.4	$3.67

* tax impact calculated using estimated effective tax rate of 23%

To supplement our consolidated financial statements and our business outlook, we use the following non-GAAP financial measures: (i) non-GAAP adjusted net income, and (ii) non-GAAP adjusted earnings per diluted share, which exclude, as applicable, amortization and depreciation expense resulting from the step-up to fair values of intangible and tangible assets related to past business combinations, gain/loss on foreign currency transactions, gain/loss on derivative instruments, any related tax effects, and to the extent relevant in a particular period, any other cash or non-cash items that management does not view as indicative of its ongoing operating performance. Also set forth above under the heading “FORWARD-LOOKING” are reconciliations of forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures.

Management recognizes that the use of these non-GAAP measures has limitations, including the fact that they might not be comparable with similar non-GAAP measures used by other companies and that management must exercise judgment in determining which types of charges and other items should be excluded from its non-GAAP financial measures. Management currently compensates for these limitations by providing full disclosure of each non-GAAP financial measure and a reconciliation to the most directly comparable GAAP measure. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We use these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. Our management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Sirona’s operating performance in the ordinary, ongoing and customary course of its operations. Accordingly, management excludes the impact of acquisition-related intangible depreciation and amortization in order to compare our underlying financial performance to prior periods, certain charges related to currency revaluation of assets and liabilities that do not reflect our period-to-period core operating performance, and to the extent relevant in a particular period, any other cash or non-cash items that management does not view as indicative of its ongoing operating performance. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate management's internal evaluation of period-to-period comparisons. We believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making and (2) they are provided to and used by our institutional investors and the analyst community to facilitate comparisons with prior and subsequent reporting periods.

Local Currency: We have included certain revenue information in this press release on a local currency basis. This information is a non-GAAP financial measure. We additionally present revenue on a local currency basis because we believe it facilitates a comparison of our operating results from period to period without regard to changes resulting solely from fluctuations in currency rates.

Sirona calculates local constant currency revenue growth by comparing current-period revenues to prior-period revenues with both periods converted at the U.S. Dollar/local currency average foreign exchange rate for each month of the prior period for the currencies in which we do business.